Exhibit 99.1

Pyxis Tankers Announces Financial Results for the Three Months and Year Ended December 31, 2021

Maroussi, Greece, March 18, 2022 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (the “Company” or “Pyxis Tankers”), a growth-oriented pure play product tanker company, today announced unaudited results for the three months and year ended December 31, 2021.

Summary

For the three months ended December 31, 2021, our Revenues, net were $8.1 million. For the same period, our time charter equivalent (“TCE”) revenues were $3.9 million, an increase of approximately $0.3 million or 8.7% from the comparable period in 2020. This increase was primarily due to 139 more operating days in our fleet which resulted from the addition of one medium range tanker (“MR”), higher fleet utilization counterbalanced by lower charter rates for our MR’s. Our net loss to common shareholders increased by $2.9 million to $5.6 million versus the comparable period in 2020. This larger loss was primarily due to higher costs, including the $2.4 million non-cash loss on vessels held-for-sale in the fourth quarter of 2021, which represented the sale of our two 2010 built 8,600 dwt product tankers, the “Northsea Alpha” and “Northsea Beta”, that closed earlier this current quarter. For the fourth quarter of 2021, loss per share (basic and diluted) was $0.14. Our Adjusted EBITDA was negative $0.7 million, which represented an increase of $0.5 million over the comparable period in 2020. Please see “Non-GAAP Measures and Definitions” below.

Valentios Valentis, our Chairman and CEO, commented:

“During the fourth quarter, 2021 we announced the acquisition of the “Pyxis Lamda”, a 2017 built eco-efficient MR, the debt refinancing of the “Pyxis Malou” and the non-core sales of the two small tankers, which finalized our planned operating and financial repositioning of the Company that commenced in January, 2020. During this very challenging chartering period of two years, we managed to raise over $36 million of equity capital, source almost $75 million in bank loans at lower interest costs, renew the fleet by selling three older vessels and acquiring two eco- efficient MR’s as well as undertake four special surveys. Moving forward, we have a modern fleet of five eco-MR’s, long-lived bank debt and a reasonable balance sheet. We believe the Company is situated to take advantage of better market conditions.

Historically depressed charter rates for the product tanker sector continued into the beginning of the fourth quarter, 2021. However, the traditional seasonal improvement of better activity was cut short by the COVID-19 variant, Omicron, which resulted in many adversities including the re-introduction of travel restrictions worldwide. Personal mobility was reduced which hurt demand for transportation fuels, a major portion of global cargoes. Fortunately, the personal and economic impact from Omicron has been considered mild. However, the delayed return to better chartering conditions now faces the added unpredictability from the effects of the hostilities in the Ukraine. We will do our best to navigate the unchartered waters ahead.

During the three-month period ended December 31, 2021, we reported an average TCE of $8,706 for our MR’s, substantially lower than the same period in the prior year. However, charter rates have rebounded from historical lows, and as of March 16th, our bookings for 83% of available days in the first quarter, 2022 are approximately $14,775, exclusive of charterer’s options. Over the balance of this year, we expect to continue our mixed chartering strategy of shorter-term time charters and spot employment, diversified by charterer and duration.

While we continue to be optimistic about the long-term fundamentals of the product tanker sector, the uncertainty surrounding demand growth is significant. Global inventories of many refined products are well below the five year averages, which is usually a positive indicator to rebuild stocks in order to meet demand. However, the International Monetary Fund’s forecast for global growth in GDP of 4.4% for 2022 is likely to be revised downward due to recent geopolitical events. Given these conditions, we expect increased charter rate volatility with an expansion of ton miles for the balance of 2022, which could lead to a wide range of spot charter rates worldwide. Nevertheless, the vessel supply picture is much clearer, as the orderbook for MR’s stood at 7.4% of the global fleet as of February 28, 2022, according to a leading independent research firm. New ordering continues to be very low as only two MR’s were ordered in the first two months of the year. Delays in the delivery of new build MR’s should continue given the overall size of ship yard backlogs and a five year historical slippage rate of 13.4% per year. In 2021, 33 MR’s were scrapped and with 116 vessels at 20 years of age or more, demolitions should continue at a brisk rate as 7 tankers have already been scrapped in the first two months of 2022. Consequently, we expect that net supply growth in 2022 and 2023 will run at approximately 2% per year.

We believe our experienced management team, solid operating platform, disciplined use of capital and stronger financial position should help us weather these uncertain times, and potentially create further opportunities to enhance shareholder value.”

Results for the three months ended December 31, 2020 and 2021

For the three months ended December 31, 2021, we reported a net loss to common shareholders of $5.6 million, approximately $2.9 million more than the loss in the comparable period in 2020. This decline was primarily a result of the non-cash loss on vessels held-for-sale of $2.4 million in the fourth quarter of 2021, the sales of which subsequently closed in early 2022. During the fourth quarter of 2021, our Revenues, net were $8.1 million or 79.6% higher compared to the same period in 2020, primarily as a result of higher utilization and increased spot employment for our MR tankers, which was offset from lower fleet-wide daily TCE rate of $7,972, a $2,262 per day decline from the comparable 2020 period due to poor charter rates and increased voyage related costs and commissions that amounted to $4.2 million, or $3.3 million higher compared with the same period in 2020. Furthermore, the addition of one MR in July 2021 and the special surveys of our small tankers completed during the fourth quarter of 2020, resulted in an aggregate increase of 139 operating days for the period, from 350 days during the fourth quarter of 2020 to 489 days in 2021. Adjusted negative EBITDA of $0.7 million represented an increase of $0.5 million from a negative $0.2 million in the same period of 2020.

Results for the years ended December 31, 2020 and 2021

For the year ended December 31, 2021, we reported a net loss to common shareholders of $12.9 million. Loss per share basic and diluted for the year ended December 31, 2021 was $0.36. In 2020, our net loss was $7.0 million with a loss per share basic and diluted of $0.32. In 2021, higher revenues, net of $3.6 million or 16.7%, compared to 2020 were mainly due to higher spot employment of our fleet and more available days due to the addition of one MR tanker in July 2021. This revenue increase was more than offset by an increase of $5.3 million in voyage related costs and commissions as a result of higher spot market employment. The aforementioned increase of voyage related costs as well as the poor market conditions resulted to lower daily TCE rate of our fleet with an average of $8,981 per day for the year ended December 31, 2021, compared to, $11,456 per day for the same period in 2020. Furthermore, the increase in our revenues, net, was also impacted by an aggregate net increase of approximately $2.5 million in vessel operating expenses, general and administrative expenses, management fees, depreciation and amortization which primarily reflected the addition of one vessel, the “Pyxis Karteria”. Moreover, in 2021, we recorded a loss from debt extinguishment of $0.5 million, which primarily reflected prepayment fees and the write-off of remaining unamortized balance of deferred financing costs associated with the loan refinancing of “Pyxis Malou” and “Pyxis Epsilon” during the year. Interest and finance costs, net in 2021 were reduced by $1.7 million due to the loan refinancing of the Eighthone and lower LIBOR rates paid on all the floating rate bank debt, despite the increase in the overall outstanding debt due to the acquisitions of “Pyxis Karteria” and “Pyxis Lamda”. Lastly, we recognized a $2.4 million non-cash loss on vessels held for sale in fourth quarter of 2021. Our adjusted negative EBITDA of $0.8 million represented a decrease of $3.5 million from $2.7 million for the same period in 2020.

2

	Three months ended December 31,		Year ended December 31,
(Thousands of U.S. dollars, except for daily TCE rates)	2020	2021	2020	2021

Revenues, net	$4,512	$8,104	$21,711	$25,341
Voyage related costs and commissions [1]	(935)	(4,205)	(4,268)	(9,579)
Time charter equivalent revenues [2]	$3,577	$3,899	$17,443	$15,762

Total operating days	350	489	1,523	1,755

Daily time charter equivalent rate [1,2]	10,234	7,972	11,456	8,981

1 “Pyxis Karteria”, a 46,652 dwt medium range product tanker built in 2013 at Hyundai Mipo, was acquired on July 15, 2021 and commenced commercial operations at that time. On December 20, 2021, we took delivery from a related party the “Pyxis Lamda”, a 50,145 dwt MR product tanker built in 2017 at SPP Shipbuilding in South Korea. After her first special survey, the “Pyxis Lamda” launched commercial employment in early January, 2022. For 2021, the vessel contributed nil available days and, consequently voyage and related costs of $10 have been excluded from the above data.

2 Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

Management’s Discussion and Analysis of Financial Results for the Three Months ended December 31, 2020 and 2021

(Amounts are presented in U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $8.1 million for the three months ended December 31, 2021, represented an increase of $3.6 million, or 79.6%, from $4.5 million in the comparable period of 2020 as a result of higher spot employment for our MR’s, a 94-day increase from 28 operating days in 2020 to 122 days during the same period in 2021 and the improved utilization achieved by the Company’s two small tankers of 99.5% compared to 65.1% in the previous year, achieving a higher TCE rate of $6,744 per day for the fourth quarter of 2021 compared with $4,722 in the same period of 2020. This aforementioned Revenues, net increase was partially counterbalanced by the decrease in the charter rates as a result of the prevailing market conditions in the two comparative periods. In Q4 2021, our daily TCE rate fleet-wide was $7,972, a $2,262 per day decline from the comparable 2020 period as a result of poor charter rates and the increase of $3.3 million of the voyage related costs and commissions discussed below.

Voyage related costs and commissions: Voyage related costs and commissions of $4.2 million in the fourth quarter 2021, represented an increase of $3.3 million, or 350.8%, from $0.9 million in the comparable period of 2020. This increase was primarily a result of a 94-day increase in spot employment and a decline in MR utilization to 83.2% for the three months ended December 31, 2021 from 92.2% in the comparable period of 2020, as well as substantially higher bunker fuel costs. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in time chartering results in increased voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $3.5 million for the three month period ended December 31, 2021, represented an increase of $0.6 million, or 21.3%, from $2.9 million in the comparable period of 2020, which was mainly attributed to the addition of the “Pyxis Karteria” as well as higher crewing costs significantly due to COVID-19 related measures.

General and administrative expenses: General and administrative expenses of $0.6 million for the fourth quarter, 2021 remained stable compared to 2020.

Management fees: For the three months ended December 31, 2021, management fees paid to our ship manager, Pyxis Maritime Corp. (“Maritime”), an entity affiliated with our Chairman and Chief Executive Officer, Mr. Valentis, and to International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, increased by $0.1 million to $0.5 million as a result of one more vessel, versus the comparable period in 2020.

3

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the quarter ended December 31, 2021, represented an increase of 11.1%, compared to $90 thousand for the same period in 2020 primarily attributed to the additional amortization costs from the “Pyxis Epsilon”, “Northsea Alpha” and “Northsea Beta” special surveys in 2020.

Depreciation: Depreciation of $1.4 million for the quarter ended December 31, 2021, increased of $0.3 million or 22.8% compared to $1.1 million in 2020. The increase was attributed to the vessel additions during the year, mainly to the “Pyxis Karteria”.

Loss on vessels held-for-sale: The non-cash loss of $2.4 million for the quarter ended December 31, 2021, relates to the sales of the two small tankers “Northsea Alpha” and “Northsea Beta”, which met the criteria of being classified as held for sale as of December 31, 2021, and were subsequently closed on January 28, 2022 and March 1, 2022, respectively. There was no comparable amount in the year ended December 31, 2020.

Loss from debt extinguishment: On the fourth quarter of 2021, we recorded a loss from debt extinguishment of approximately $0.1 million reflecting a prepayment fee and the write-off of remaining unamortized balance of deferred financing costs, which are associated with the refinance of the “Pyxis Malou” loan at the end of the year. No such loss was recorded for the prior period.

Interest and finance costs, net: Interest and finance costs, net, for the quarter ended December 31, 2021, was $0.8 million, compared to $1.2 million in the comparable period in 2020, a decrease of $0.4 million, or 32.3%. This decrease was primarily attributable to lower interest costs derived from the refinancing on March 29, 2021, of the Pyxis Epsilon (“Eighthone”) loan. Additionally, despite the increase in the overall outstanding debt due to the two vessels acquired, “Pyxis Karteria” and “Pyxis Lamda”, the lower outstanding balance of the new Eighthone loan and lower LIBOR rates paid on all the floating rate bank debt helped reduce the overall interest expense compared to the same period in 2020.

Management’s Discussion and Analysis of Financial Results for the Years ended December 31, 2020 and 2021 (Amounts are presented in U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net, of $25.3 million for the year ended December 31, 2021, represented an increase of $3.6 million, or 16.7%, from $21.7 million in the comparable period in 2020, mainly as a result of higher spot employment for our MR’s. Our small tankers operated solely in the spot market during 2020 and 2021, whereas our MR tankers operated on spot and time charters during both periods. Our MR’s perform 183-day more days in spot market, from 58 operating days in 2020 to 241 days during the year ended December 31, 2021. Moreover, the Company’s two small tankers achieved improved utilization for 2021 of 81.5% compared to 69.5% in the previous year. This overall increase however, was counterbalanced by $5.3 million higher voyage related costs and commissions that are discussed below. Revenue from spot voyages in 2021 was $13.7 million, an increase of $6.7 million from $7.0 million in 2020. Time charter revenue decreased by 20.8%, or $3.1 million, to $11.6 million from $14.7 million in 2020. This decrease was primarily attributable to lower charter rates, as well as decreased time charter activity for our MR tankers at reduced TCE rates offset by increased operating days due to the “Pyxis Karteria” acquisition. Our total available days increased from 1,764 days in 2020 to 1,994 days in 2021, as a result of this acquisition and 54 fewer dry-dock days from 66 in 2020 to 12 in 2021.

Voyage related costs and commissions: Voyage related costs and commissions of $9.6 million for the year ended December 31, 2021, represented an increase of $5.3 million, or 124.7%, from $4.3 million in the comparable period in 2020. This increase was primarily a result of a 184-day increase in spot employment for our MRs from 57 days during 2020 to 241 days during 2021, and higher utilization of the two small tankers from 69.5% to 81.5% providing 113 more voyage charter days, as well as substantially higher bunker fuel costs. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in time chartering results in increased voyage related costs and commissions.

4

Vessel operating expenses: Vessel operating expenses of $12.5 million for the year ended December 31, 2021, represented an increase of $1.6 million, or 14.5%, from $10.9 million in the comparable period in 2020. This increase was mainly attributed to the addition of the “Pyxis Karteria” as well as higher crewing costs significantly due to COVID-19 related measures.

General and administrative expenses: General and administrative expenses of $2.5 million for the year ended December 31, 2021 were $0.2 million higher, or 6.7%, from $2.4 million in the comparable period 2020, primarily attributed to higher professional fees.

Management fees, related parties: Management fees to Maritime of $0.7 million for the year ended December 31, 2021, represented an increase of 12.4 % over the comparable period in 2020 or $0.1 million due to the “Pyxis Karteria” acquisition in July, 2021.

Management fees, other: Management fees, payable to ITM of $0.9 million for the year ended December 31, 2021, represented an increase of 4.0% which was attributed to the “Pyxis Karteria” acquisition in July, 2021.

Amortization of special survey costs: Amortization of special survey costs of $0.4 million for the year ended December 31, 2021, represented an increase of 60.5%, compared to $0.3 million for the same period in 2020 primarily attributed to the additional amortization costs from the special surveys of the “Pyxis Epsilon”, “Northsea Alpha” and “Northsea Beta” in 2020.

Depreciation: Depreciation of $4.9 million for the year ended December 31, 2021, increased $0.5 million or 10.9% compared to $4.4 million charged in 2020. The increase was due to the vessel additions during the year, mainly to the “Pyxis Karteria”.

Loss on vessels held-for-sale: The non-cash loss of $2.4 million for the year ended December 31, 2021, relates to the sales of the two small tankers “Northsea Alpha” and “Northsea Beta”, which met the criteria of being classified as held for sale as of December 31, 2021, and were subsequently closed on January 28, 2022 and March 1, 2022, respectively. There was no comparable amount in the year ended December 31, 2020.

Loss from debt extinguishment: During 2021 we recorded a loss from debt extinguishment of $0.5 million, which primarily reflected a prepayment fee and the write-off of remaining unamortized balance of deferred financing costs, of which $83 thousand was associated with the loan refinance of “Pyxis Malou” at the end of the fourth fiscal quarter of 2021 and $458 thousand associated with the “Pyxis Epsilon” that was refinanced at the end of first quarter of 2021. No such loss was recorded in 2020.

Interest and finance costs, net: Interest and finance costs, net, for the year ended December 31, 2021, was $3.3 million, compared to $5.0 million in the comparable period in 2020, a decrease of $1.7 million, or 33.8%. This decrease was primarily attributable to lower interest costs derived from the refinancing on March 29, 2021, of the Eighthone loan. Additionally, despite the increase in the overall outstanding debt due to the two vessels acquired, “Pyxis Karteria” and “Pyxis Lamda”, the lower outstanding balance of the new Eighthone loan and lower LIBOR rates paid on all the floating rate bank debt helped reduce the overall interest expense compared to the same period in 2020.

5

Unaudited Consolidated Statements of Comprehensive Loss

For the three months ended December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three months ended December 31,
	2020 (Unaudited)	2021 (Unaudited)

Revenues, net	$4,512	$8,104

Expenses:
Voyage related costs and commissions	(935)	(4,215)
Vessel operating expenses	(2,856)	(3,464)
General and administrative expenses	(610)	(639)
Management fees, related parties	(153)	(237)
Management fees, other	(193)	(238)
Amortization of special survey costs	(90)	(100)
Depreciation	(1,116)	(1,370)
Loss on vessels held for sale	—	(2,389)
Allowance for credit losses	—	(2)
Operating loss	(1,441)	(4,550)

Other expenses:
Loss from debt extinguishment	—	(83)
Gain / (Loss) from financial derivative instrument	(1)	18
Interest and finance costs, net	(1,182)	(800)
Total other expenses, net	(1,183)	(865)

Net loss	$(2,624)	$(5,415)

Dividend Series A Convertible Preferred Stock	(82)	(174)

Net loss attributable to common shareholders	$(2,706)	$(5,589)

Loss per common share, basic	$(0.12)	$(0.14)

Weighted average number of common shares, basic	21,720,761	38,856,724

6

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Year ended December 31,
	2020	2021 (Unaudited)
Revenues, net	$21,711	$25,341

Expenses:
Voyage related costs and commissions	(4,268)	(9,589)
Vessel operating expenses	(10,880)	(12,454)
General and administrative expenses	(2,378)	(2,538)
Management fees, related parties	(637)	(716)
Management fees, other	(819)	(852)
Amortization of special survey costs	(253)	(406)
Depreciation	(4,418)	(4,898)
Loss on vessels held for sale	—	(2,389)
Gain from the sale of vessel, net	7	—
Allowance for credit losses	—	(11)
Operating loss	$(1,935)	$(8,512)

Other expenses:
Loss from debt extinguishment	—	(541)
Loss from financial derivative instrument	(1)	—
Interest and finance costs, net	(4,964)	(3,285)
Total other expenses, net	$(4,965)	$(3,826)

Net loss	$(6,900)	$(12,338)

Dividend Series A Convertible Preferred Stock	(82)	(555)

Net loss attributable to common shareholders	$(6,982)	$(12,893)

Loss per common share, basic	$(0.32)	$(0.36)

Weighted average number of shares, basic	21,548,126	35,979,071

7

Consolidated Balance Sheets

As of December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31,	December 31,
	2020	2021 (Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,620	$6,180
Restricted cash, current portion	—	944
Inventories	681	1,567
Trade accounts receivable	672	1,736
Less: Allowance for credit losses	(9)	(20)
Trade accounts receivable, net	663	1,716
Due from related parties	2,308	—
Vessel held-for-sale	—	8,509
Prepayments and other current assets	133	186
Total current assets	5,405	19,102

FIXED ASSETS, NET:
Vessels, net	83,774	119,724
Total fixed assets, net	83,774	119,724

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	2,417	2,750
Financial derivative instrument	—	74
Deferred dry dock and special survey costs, net	1,594	912
Total other non-current assets	4,011	3,736
Total assets	$93,190	$142,562

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$3,255	$11,695
Trade accounts payable	3,642	3,084
Due to related parties	—	6,962
Hire collected in advance	726	—
Accrued and other liabilities	677	1,089
Total current liabilities	8,300	22,830

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	50,331	64,880
Promissory note	5,000	6,000
Total non-current liabilities	55,331	70,880

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; 181,475 and 449,673 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2020 and December 31, 2021)	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 21,962,881 and 42,455,857 shares issued and outstanding as at December 31, 2020 and December 31, 2021, respectively)	22	42
Additional paid-in capital	79,692	111,840
Accumulated deficit	(50,155)	(63,030)
Total stockholders’ equity	29,559	48,852
Total liabilities and stockholders’ equity	$93,190	$142,562

8

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2021

(Expressed in thousands of U.S. dollars)

	Year ended December 31,
	2020	2021 (Unaudited)
Cash flows from operating activities:
Net loss	$(6,900)	$(12,338)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	4,418	4,898
Amortization and write-off of special survey costs	253	406
Allowance for credit losses	—	11
Amortization and write-off of financing costs	328	247
Loss from debt extinguishment	—	541
Loss / (gain) from financial derivative instrument	1	—
Loss on vessels held for sale	—	2,389
Gain on sale of vessel, net	(7)	—
Issuance of common stock under the promissory note	169	55
Changes in assets and liabilities:
Inventories	(180)	(886)
Due from/to related parties	(9,157)	6,276
Trade accounts receivable, net	571	(1,064)
Prepayments and other assets	239	(53)
Special survey cost	(1,068)	—
Trade accounts payable	(939)	(618)
Hire collected in advance	(689)	(726)
Accrued and other liabilities	(69)	(34)
Net cash used in operating activities	$(13,030)	$(896)

Cash flow from investing activities:
Proceeds from the sale of vessel, net	13,197	—
Vessel acquisition	—	(43,005)
Vessel additions	(25)	(14)
Ballast water treatment system installation	(542)	(175)
Net cash (used in) / provided by investing activities	$12,630	$(43,194)

Cash flows from financing activities:
Proceeds from long-term debt	15,250	59,500
Repayment of long-term debt	(19,909)	(35,980)
Gross proceeds from issuance of common stock	—	25,000
Common stock offering costs	(57)	(1,899)
Gross proceeds from the issuance of Series A Convertible Preferred units	4,571	6,170
Preferred shares offering costs	(260)	(548)
Proceeds from conversion of warrants into common shares	—	202
Repayment of promissory note	—	(1,000)
Financial derivative instrument	—	(74)
Payment of financing costs	(265)	(907)
Preferred stock dividends paid	(69)	(537)
Net cash provided by / (used in) financing activities	$(739)	$49,927

Net increase / (decrease) in cash and cash equivalents and restricted cash	(1,139)	5,837
Cash and cash equivalents and restricted cash at the beginning of the period	5,176	4,037
Cash and cash equivalents and restricted cash at the end of the period	$4,037	$9,874

9

Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of December 31, 2021, we were required to maintain total restricted cash of $3.7 million. Total cash and cash equivalents, including restricted cash, aggregated $9.9 million as of December 31, 2021, including the retention account of $0.3 million for one of our loans.

Total funded debt (in thousands of U.S. dollars), net of deferred financing costs:

	December 31, 2020	December 31, 2021
Funded debt, net of deferred financing costs	$53,586	$76,575
Promissory Note - related party	5,000	6,000
Total funded debt	$58,586	$82,575

Our weighted average interest rate on our total funded debt for the year ended December 31, 2021 was 5.0% and 4.2% in the fourth quarter, 2021.

On January 4, 2021 and April 2, 2021, following the second amendment to the Amended & Restated Promissory Note dated May 14, 2019, we issued to Maritime Investors Corp. (“MIC”), an affiliate, 64,446 and 47,827, respectively, of our common shares at the volume weighted average closing share price for the 10-day period immediately prior to the quarter end to settle interest payable under this obligation.

On June 17, 2021, following the exchange of $1 million in principal of the Amended & Restated Promissory Note, we issued to MIC 1,091,062 common shares computed on the volume weighted average closing share price for the 10-day period commencing one day after publishing our first quarter, 2021 financial results press release.

On December 20, 2021, as part of the purchase consideration for our acquisition of the “Pyxis Lamda”, we issued to MIC 4,139,003 common shares, which was equivalent to $3 million of the vessel’s purchase price, based on the average of a) the volume weighted average closing share price for the five trading day period immediately before the public announcement of such acquisition dated November 15, 2021 and b) a similar 5-day period after such announcement. On delivery date, these 4,139,003 Company shares had a fair value of $2.2 million. On January 20, 2022 and February 23, 2022, we paid cash dividends of $0.1615 per Series A Convertible Preferred Share for each month.

At December 31, 2021, we had a total of 42,455,857 common shares issued and outstanding of which Mr. Valentis beneficially owned 53.8%.

The recent outbreak of conflict between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia. For example, on March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any investments in the Russian energy sector by US persons, among other restrictions. The ongoing conflict could result in the imposition of further economic sanctions against Russia, and the Company’s business may be adversely impacted. Currently, the Company’s charter contracts and operations have not been negatively affected by the events in Russia and Ukraine. However, it is possible that in the future third parties with whom the Company has or will have charter contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

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Impact of COVID-19 on the Company’s Business

In response to the outbreak of COVID-19 in late 2019, governments and governmental agencies around the world took numerous actions, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures, which resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. By 2021, however many of these measures were relaxed. Nonetheless, we cannot predict whether and to what degree emergency public health and other measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the charter rate environment for product tankers may deteriorate further and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for product tankers and other shipping sectors, as we experienced in most of 2020 and 2021 and we may experience in the future, including, among other things:

●	low charter rates, particularly for vessels employed on short-term time charters or in the spot market;

●	decreases in the market value of product tankers and limited second-hand market for the sale of vessels;

●	limited financing for vessels;

●	loan covenant defaults; and

●	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to the COVID-19 pandemic. The crews on our vessels face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2021, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In 2021, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.

Moreover, COVID-19 and governmental and other measures related to it have led to a highly difficult environment in which to acquire and dispose of vessels given difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity globally, and more specifically, in China with temporary closures of factories and other facilities, labor shortages and restrictions on travel. In addition, the effects of COVID-19 has resulted in changes to vessel drydocking locations and higher related costs.

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This and future epidemics may affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. We continue to focus on our employees’ well-being, while making sure that our operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged and in certain cases required to operate remotely which significantly increases the risk of cyber security attacks.

The occurrence or continued occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels and ability to pay dividends on our Series A Convertible Preferred Stock.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating or non-recurring charges, such as loss on vessel held for sale, loss from debt extinguishment, loss or gain from financial derivative instrument and gain from sale of vessel. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net loss, as reflected in the Unaudited Consolidated Statements of Comprehensive Loss to EBITDA and Adjusted EBITDA:

	Three months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars)	2020	2021	2020	2021
Reconciliation of Net loss to Adjusted EBITDA

Net loss	$(2,624)	$(5,415)	$(6,900)	$(12,338)

Depreciation	1,116	1,370	4,418	4,898

Amortization of special survey costs	90	100	253	406

Interest and finance costs, net	1,182	800	4,964	3,285

EBITDA	$(236)	$(3,145)	$2,735	$(3,749)

Loss on vessels held for sale	—	2,389	—	2,389

Loss from debt extinguishment	—	83	—	541

Loss / (Gain) from financial derivative instrument	1	(18)	1	—

Gain from the sale of vessel, net	—	—	(7)	—

Adjusted EBITDA	$(235)	$(691)	$2,729	$(819)

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Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. Daily TCE is not calculated in accordance with U.S. GAAP. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes daily TCE to assist them in making decisions regarding employment of the vessels. We calculate daily TCE by dividing Revenues, net after deducting Voyage related costs and commissions, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate utilization (“Utilization”) by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

EBITDA, Adjusted EBITDA, Opex and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net and Net income. Our presentation of EBITDA, Adjusted EBITDA, Opex and daily TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

		Three months ended December 31,		Year ended December 31,
(Amounts in U.S. Dollars per day)		2020	2021	2020	2021
Eco-Efficient MR2: (2021: 3 of our vessels*)
(2020: 2 of our vessels)	TCE :	$13,104	$10,763	$14,377	$10,855
	Opex :	6,232	6,785	6,107	6,993
	Utilization % :	93.3%	87.7%	97.2%	93.1%
Eco-Modified MR2: (1 of our vessels)
	TCE :	10,611	927	14,130	8,486
	Opex :	7,714	6,613	6,612	6,724
	Utilization % :	90.2%	69.6%	97.5%	88.5%
Small Tankers: (2 of our vessels)
	TCE :	4,722	6,744	5,331	6,612
	Opex :	5,476	4,828	5,204	4,956
	Utilization % :	65.1%	99.5%	69.5%	81.5%
Fleet: (2021: 6 vessels*)
(2020: 5 vessels)	TCE :	10,234	7,972	11,456	8,981
	Opex :	6,226	6,104	5,847	6,198
	Utilization % :	82.8%	88.6%	86.3%	88.0%

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As at December 31, 2021 our fleet consisted of four eco-efficient MR2 tankers, “Pyxis Lamda”, “Pyxis Theta”, “Pyxis Karteria” and “Pyxis Epsilon”, one eco-modified MR2, “Pyxis Malou”, and two handysize tankers, “Northsea Alpha” and “Northsea Beta”. During 2020 and 2021, the vessels in our fleet were employed under time and spot charters.

* a) On December 20, 2021, we took delivery from a related party the “Pyxis Lamda”, a 50,145 dwt medium range product tanker built in 2017 at SPP Shipbuilding in South Korea. After her first special survey, the “Pyxis Lamda” launched commercial employment in early January, 2022. For 2021, the vessel contributed nil available days, and, consequently voyage and related costs of $10 have been excluded from the above data.

b) “Pyxis Karteria” was acquired on July 15, 2021 and commenced commercial activities at that time.

2022 Annual Shareholder Meeting Date and Deadline for Submitting Shareholder Proposals

We will host our annual shareholder meeting (the “ASM”) for 2022 in London, United Kingdom on May 11, 2022. The board of directors of the Company (the “Board”) has set a record date for the 2022 ASM of April 14, 2020. Shareholders of record will be asked to vote on the following proposals, which will be described in more detail in the proxy materials for the 2022 ASM that are expected to be available on or around April 21, 2022: a) to re-elect Mr. Aristides Pittas, as a Class II director, to serve until the 2025 ASM; b) to approve one or more amendments to the Company’s articles of incorporation (the “Articles”) to effect one or more reverse stock splits of the Company’s issued common shares at any time and from time to time until the 2023 ASM at a ratio of not less than 1 for 4 and not more than 1 for 10 and in the aggregate of not more than 1 for 10, inclusive, with the exact ratio to be set at a whole number within this range determined by the Board, or any duly constituted committee thereof, in its discretion, and to authorize the Board to implement any such reverse stock split by filing any such amendment to the Articles with the Registrar of Corporations of the Republic of the Marshall Islands at any time following such approval and prior to the 2023 ASM, provided that fractional share interests are expected to settled in cash; and c) to transact such other business that may properly come before the 2022 ASM or any adjournment thereof.

Since the 2022 ASM is expected to occur more than 30 days prior to the anniversary of the Company’s 2021 ASM, the Board has set a new deadline for the receipt of shareholder proposals a reasonable time before the Company will begin to print and send its proxy materials. For business to be properly brought before the 2022 ASM by any shareholder, and for nomination of directors to be made by a shareholder, notice must be received by the Company in proper written form, in accordance with the Company Amended and Restated Bylaws, no later than 5:00 p.m. (Athens local time) on April 14, 2022.

Conference Call and Webcast

We will host a conference call to discuss our results at 4:30 p.m., Eastern Time, on Friday, March 18, 2022.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Pyxis Tankers”.

A telephonic replay of the conference and accompanying slides will be available following the completion of the call and will remain available until Friday, March 25, 2022. To listen to the archived audio file, visit our website http://www.pyxistankers.com and click on Events& Presentations under our Investor Relations page.

Webcast:

A webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events & Presentations page.

Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://events.q4inc.com/attendee/201614083

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An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

The information discussed on the conference call, or that can be accessed through, Pyxis Tankers Inc.’s website is not incorporated into, and does not constitute part of this report.

About Pyxis Tankers Inc.

We own a modern fleet of five tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. Pyxis Tankers Inc. is positioned to opportunistically expand and maximize the value of its fleet due to competitive cost structure, strong customer relationships and an experienced management team, whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information discussed contained in, or that can be accessed through, Pyxis Tankers Inc.’s website, is not incorporated into, and does not constitute part of this report.

Pyxis Tankers Fleet (as of March 18, 2022)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter(1) Rate (per day)	Anticipated Earliest Redelivery Date

Pyxis Lamda (2)	SPP / S. Korea	MR	50,145	2017	Time	15,250	Mar 2022
Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Spot	n/a	n/a
Pyxis Theta	SPP / S. Korea	MR	51,795	2013	Spot	n/a	n/a
Pyxis Karteria	Hyundai / S. Korea	MR	46,652	2013	Time	14,000	May 2022
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Spot	n/a	n/a

			249,554

1)	Charter rates are gross and do not reflect any commissions payable.
2)	“Pyxis Lamda” is fixed on a time charter for 70 days, +/- 15 days at $15,250 per day with charterer’s option of additional min 70 max 180 days +/- 15 days at $15,700 per day.

Forward Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 applicable securities laws. The words “expected’’, “estimated”, “scheduled”, “could”, “should”, “anticipated”, “long-term”, “opportunities”, “potential”, “continue”, “likely”, “may”, “will”, “positioned”, “possible”, “believe”, “expand” and variations of these terms and similar expressions, or the negative of these terms or similar expressions, are intended to identify forward-looking information or statements. But the absence of such words does not mean that a statement is not forward-looking. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19 on our financial condition and operations and the product tanker industry in general, are forward-looking statements. Forward-looking information is based on the opinions, expectations and estimates of management of Pyxis Tankers Inc. (“we”, “our” or “Pyxis”) at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Although we believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, those are not guarantees of our future performance and you should not place undue reliance on the forward-looking statements and information because we cannot give any assurance that they will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties and actual results and future events could differ materially from those anticipated or implied in such information. Factors that might cause or contribute to such discrepancy include, but are not limited to, the risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2020 and our other filings with the Securities and Exchange Commission (the “SEC”). The forward-looking statements and information contained in this presentation are made as of the date hereof. We do not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except in accordance with U.S. federal securities laws and other applicable securities laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

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